SUTTER SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR
ENDED JUNE 30, 2026

PUBLIC

SUTTER SECURITIES, INC.
AND
SUBSIDIARY

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17A-5(D)

FOR THE YEAR ENDED
JUNE 30, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45158

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUTTER SECURITIE, INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 VENTURE, SUITE 365
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TAD BULL	917-923-9649	TAD.BULL@SUTTERUS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRIAN W. ANSON
(Name – if individual, state last, first, and middle name)

18455 BURBANK BLVD. #404	TARZANA	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/05	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LINCOLN SMITH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUTTER SECURITIES, INC, as of JUNE 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Sutter Securities Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sutter Securities Inc. as of June 30, 2026, the related statements of income, changes in stockholders' equity, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sutter Securities Inc. as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sutter Securities Inc.'s management. My responsibility is to express an opinion on Sutter Securities Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sutter Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Sutter Securities Inc.'s financial statements. The Supplemental Information is the responsibility of the Sutter Securities Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Sutter Securities Inc.'s auditor since 2020.

Tarzana, California

August 31, 2026

SUTTER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2026

ASSETS

Cash	$	1,301,326
Clearing deposit		117,485
Due from clearing brokers and dealers		-
Due from related parties		1,965,102
Securities		9,769
Right of use asset		212,968
Prepaid expenses and other assets		123,839
Total assets	$	3,730,489

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,031,042
Lease Liability		232,676
Total liabilities		1,263,718
Stockholders' equity:		
Common stock, no par value; 3,500,000 shares authorized; 3,153,591 shares issued and outstanding		588,846
Additional Paid-in-Capital		1,003,845
Retained earnings		874,080
Total stockholders' equity		2,466,771
Total liabilities and stockholders' equity	$	3,730,489

See Accompanying Notes to the Financial Statements

Sutter Securities, Inc.
Notes to Financial Statements
June 30, 2026

Note 1- Organization and Nature of Business

Sutter Securities, Inc. (the "Company"), was incorporated in the State of California on July 22, 1992 and commenced operations on December 8, 1992, and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions advisory services, and trading.

Note 2 - Significant Accounting Policies

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting- The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Operations Officer as the Financial Operations Principal as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

ASC 606 Revenue Recognition

Performance Obligations
Pursuant to ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customer. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers as reported on the FINRA Form "Supplemental Statement of Income (SSOI)":

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 106-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Fees Earned: Investment banking fees are recognized as revenue upon closing of a client transaction. All associated revenue is due in full on the closing date. A transaction is deemed closed when the funds have been received in full from the client. The transaction price includes variable consideration as investment banking

Note 2 - Significant Accounting Policies - Continued

pricing is based on outcomes of the transaction. The amount of revenue recognized as investment banking fees is the total amount received upon closing of a client transaction. The Company believes that the point in time at which the Company performs its obligation is the transaction completion date, as the customer has control of the service and the Company's obligation to the customer has been completed. At that point, the Company has a present right to payment, the customer has accepted the service and the uncertainty of variable consideration is resolved.

Capital Gains (Losses) on Firm Investments: This includes net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Interest/Rebate/Dividend Income: This includes rebates and/ or interest earned on Securities borrowings; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the
transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value - Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2026.

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3
Assets			
Listed & Other Equity Securities	$9,769		
Total	**$9,769**	$	$

The listed and other equity securities are identified as Level 1 investments representing OTC traded securities held for resale as of June 30, 2026. The OTC traded securities are valued on listed prices of the underlying stocks.

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. The Company maintains cash accounts at various financial institutions. The balances at times may exceed Federal Deposit Insurance Corporation (FDIC) limits. Accounts at each financial institution are insured by the FDIC up to $250,000. The Company also maintains cash in brokerage accounts. The balances at times may exceed Securities Investor Protection Corporation (SIPC) limits. Accounts at each financial institution are insured by the SIPC up to a limit of $500,000, including $250,000 for claims on cash, per customer for all accounts at the same institution.

Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of financial position. In the event counter-parties do not fulfill their obligations, the Company may be exposed to further risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the risks of its cash and securities and the credit standing of each counter-party.

Two customers accounted for 28.1% of the Company's revenue for the year ended June 30, 2026.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which reqmres the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of 6 2/3rds of aggregated indebtedness or $250,000. The Company's minimum net capital is calculated as $250,000. At June 30, 2026, the Company had net capital of $376,375 which was $126,365 in excess of its required minimum net capital requirement of $250,000. The Company's net capital ratio was 2.35 to 1.

Sutter Securities, Inc.
Notes to Financial Statements
June 30, 2026

Note 6- Income Taxes

The Company is included in the consolidated tax returns filed by its parent. The Company accrues a current tax provision as a stand-alone entity for purpose of GAAP and Federal Securities regulations. All calculated income taxes calculated in the consolidated tax returns are paid at the parent level.

For the year ended June 30, 2026, the components of the Company's estimated income tax benefit are as follows:

State Income Taxes (California)	$800
Federal Income Tax	$
	$800

Sutter Securities, Inc.
Notes to Financial Statements
June 30, 2026

Note 9 - Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. The Company believes there are no significant legal proceedings pending to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

Note 10 - Operating Lease Commitments

The Company's office lease expense totaled $124,619 for the year ended June 30, 2026. The Company signed a sixty (60) month lease for office space in Boca Raton, FL in August, 2024. The Company also leases office space in Irvine California under month-to-month operating lease through an affiliate. In February 2016, FASB Issued ASU 2016-02 (842) on leases. Under ASU 2016-02 (842) the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. Minimum future rental commitments are:

Year Ending	Amount
30-Jun-27	$77,215.46
30-Jun-28	$79,531.92
30-Jun-29	$81,917.88

The net present value of future lease payments pursuant to the lease agreement is included in the Statement of Financial Condition. The Right of Use Asset represents the right to use an underlying asset for the remaining lease term. The Operating Lease Liability represents the obligation to make lease payments pursuant to the terms of the lease agreement.

At June 30, 2026, the Company's Boca Raton lease has a remaining lease term of 48 months, and the weighted average discount rate utilized was approximately 5%.

Note 11- Related Parties

From time to time during the year, the Company advanced monies to affiliated companies, including Sutter Securities Group, Inc. (SSG), its parent company. The advances carry no interest and are repayable at any time. As of June 30, 2026, the Company had advanced SSG $1,575,102 and BCL $390,000. During the year, the Company paid a related party $600,000 for Management Fees, and that number is included in professional fees.

Note 12 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end June 30, 2026 through August 31, 2026 the date of the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.